EXHIBIT 77(c)

TCW STRATEGIC INCOME FUND, INC.

RESULTS OF SHAREHOLDER PROXY (UNAUDITED)

At the annual meeting of shareholders held on September 9, 2014, the results of Proposal 1 were as follows:

Proposal 1: Election of ten directors of the Company, as named in the attached proxy statement, to serve on the Board of Directors until their successors have been duly elected and qualified.

Director	Favor	Withheld
Samuel P. Bell	40,010,024.427	654,333.128
David S. DeVito	40,207,637.427	456,720.128
John A. Gavin	39,870,693.046	793,664.509
Patrick C. Haden	38,504,840.046	2,159,517.509
Janet E. Kerr	40,222,483.875	441,873.680
David Lippman	40,185,369.427	478,988.128
Peter McMillan	40,167,453.046	496,904.509
Charles A. Parker	39,942,678.427	721,679.128
Victoria B. Rogers	40,210,495.256	453,862.299
Andrew Tarica	40,231,886.427	432,471.128